82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

8th July, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub.:- Addendum to the Notice dated 29th April, 2004 of Annual General Meeting to be held on 7th August, 2004.

We send herewith 6 copies of Addendum to the Notice dated 29th April, 2004 of Annual General Meeting to be held on 7th August, 2004.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,

Company Secretary

Encl.a.a.

dlw 7/27

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/ or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends the resolution for approval of the members.

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind

Arvind N. Lalbhai
Chairman

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends the resolution for approval of the members.

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/ or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends the resolution for approval of the members.

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind

Arvind N. Lalbhai
Chairman

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/ or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient *for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."*

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends *the resolution for approval of the members.*

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind

Arvind N. Lalbhai
Chairman

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/ or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends the resolution for approval of the members.

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

Arvind

By Order of the Board

Arvind N. Lalbhai
Chairman

NOTICE

Further to the Notice dated 29th April, 2004, NOTICE is hereby given that at the Annual General Meeting of the members of the Company to be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad – 380 006, the following further business shall be transacted as Special Business:

SPECIAL BUSINESS :

To consider and if thought fit, to pass with or without modification(s), the following resolution, as a Special Resolution :

"RESOLVED THAT subject to the applicable rules made by the Central Government, Reserve Bank of India and/or other regulatory bodies from time to time and subject to such other consents, sanctions and permissions as may be required, the consent of the Company, be and is hereby accorded to the Board for fixing investment limit by Foreign Institutional Investors in the equity share capital of the Company either by purchase or otherwise by acquiring from the primary and secondary market under Portfolio Investment Scheme, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid up equity share capital of the Company."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things and to execute such documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

By Order of the Board

Arvind N. Lalbhai
Chairman

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

The above Resolution relates to investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company under Portfolio Investment Scheme of Reserve Bank of India (RBI) as may be applicable from time to time.

As on date, as per the Register of Members and data available from Reserve Bank of India, the Foreign Institutional Investors' investment in the Company has reached 22% of the paid up equity share capital. As per the existing provisions of Portfolio Investment Scheme, FIIs can invest in the equity share capital of the company upto 24% only. This limit of 24% may be increased upto the sectoral cap / statutory ceiling, as applicable, by the Indian Company by passing a resolution by its Board of Directors followed by passing of a Special Resolution by its general body. The sectoral cap as applicable to the Company allows investment by FIIs upto 100% of the paid up equity capital.

The Board of Directors of the Company has recommended to raise the investment limit by FIIs upto 49% of the paid up equity share capital of the Company.

Since the increased investment by FIIs is considered to be in the interest of the Company, the Board commends the resolution for approval of the members.

None of the Directors of the Company is concerned or interested in the said resolution.

Registered Office:
Naroda Road
Ahmedabad-380025
Date : 3rd July, 2004

Arvind

By Order of the Board

Arvind N. Lalbhai
Chairman